Annual Report

Cover Page

Name of issuer:

Levels Health Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 6/25/2019

Physical address of issuer:

228 Park Ave S., PMB 63877
New York NY 10003

Website of issuer:

https://www.levelshealth.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

40

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$16,955,211.00	$28,998,457.00
Cash & Cash Equivalents:	$15,777,841.00	$27,603,271.00
Accounts Receivable:	$5,811.00	$7,960.00
Short-term Debt:	$4,087,064.00	$4,624,469.00
Long-term Debt:	$0.00	$81,367.00
Revenues/Sales:	$21,270,015.00	$13,525,976.00
Cost of Goods Sold:	$16,197,313.00	$10,749,449.00
Taxes Paid:	$0.00	$0.00
Net Income:	($12,145,980.00)	($12,795,343.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Levels Health Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late 2023 report

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Samuel Corcos	CEO, Levels	Levels Health Inc.	2019
Lawrence Gunn	CEO	Tenure Health	2023
Josh Clemente	President, Levels	Levels Health Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer
Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar
status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Samuel Corcos	CEO	2019
Zac Henderson	Head of Legal	2021
Josh Clemente	President	2019

For three years of business experience, refer to Appendix D: Director & Officer
Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president,
secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely
performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable
date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting
equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior
to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting
power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire
voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the
conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or
partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in
such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You
should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To
calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible
securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the
attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to
the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All
videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question.
As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act
of 1933, which requires you to provide material information related to your business and anticipated business plan. Please
review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does
not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of
any securities offered or the terms of the offering, nor does it pass upon the
accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the
U.S. Securities and Exchange Commission has not made an independent
determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is an early stage company incorporated on June 25, 2019.
Accordingly, the Company's operations are subject to all the risks inherent in the
establishment of a new business enterprise, including potential operating losses.
Any investment in the Company must be considered in light of the risks, expenses
and difficulties frequently encountered by companies in an early stage of
development in new and rapidly evolving markets. These risks include the
Company's substantial dependence on acceptance into a highly competitive
marketplace surrounded by better funded and more established companies, our
need to conduct product development, and our need to expand our sales and
support organizations, respond to competition, manage changing operations,
develop strategic relationships, control costs and expenses, maintain and enhance
our brand, expand our product and service offerings, improve function and
benefits, attract, integrate, retain and motivate qualified personnel, and rely upon
acceptance and growth in our targeted markets. In addition to being subject to all
of the risks associated with the creation of a new business, the Company will be
subject to factors affecting business generally, such as general economic
conditions, increasing government regulatory activity, scarcity of environmental
resources, and competition. The Company believes that the estimates prepared
by them as to capital, personnel, equipment and facilities required for their
operations are reasonable, but until their operations have continued for a period
of time, it will be impossible to determine the accuracy of such estimates. No
assurance can be given as to the ultimate success of the Company. The likelihood
of the success of the Company must be considered in light of the problems,
expenses, difficulties, complications and delays frequently encountered in
connection with the formation of a new business.

As a startup organization, the company is still very dependent on its co-founders.
If anything catastrophic were to happen to the company's founding team, the
future of the company may be compromised.

We may be subject to future governmental regulations. Aspects of our business
and our products may be regulated at the local, state, and federal levels. Our
products may be subject to state, local and Federal environmental laws and
regulations, including those relating to the handling and storage of health related
customer data. The nature and scope of future legislation, regulations and
programs cannot be predicted. While we anticipate that we and our products will
be in compliance with all applicable governmental regulations, there still may be
risks that such laws and regulations may change with respect to present or future
operations. Such additional costs would increase the cost of investments and
operations and decrease the demand for products and services. We and our
products will be ultimately responsible for compliance with such regulations and
for obtaining and maintaining all required permits and licenses. Such compliance
may be time consuming and costly, and such expenses may materially affect our
future ability to break even or generate profits.

To remain competitive, we must continue to enhance and improve the
functionality and features of our website and hardware technology. As a result,

we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers.

Our company's current business model relies on the continued availability of hardware such as continuous glucose monitors. If such hardware were to become unavailable, it would likely adversely affect the company.

Levels' intellectual property is important to its success, and Levels relies on domain name registrations, registered and unregistered trademarks, copyright law, trade secret protection and confidentiality and/or license agreements with its employees, third party providers, partners and others to protect its proprietary rights. Levels endeavors to defend its intellectual property rights diligently, but intellectual property litigation is expensive and time-consuming, and may divert managerial attention and resources from its business objectives. Levels may not be able to successfully defend its intellectual property rights, which could have a material adverse effect on its business, brand, and results of operations.

From time to time, in the ordinary course of business, Levels may be subject to legal proceedings and claims relating to the intellectual property rights of others, and Levels expects that third parties will continue to assert intellectual property claims, in particular trademark claims, against it, particularly as Levels expands the complexity and scope of its business. Successful claims against Levels could result in a significant monetary liability or prevent Levels from operating its business, or portions of its business. In addition, resolution of claims may require Levels to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or to cease using those rights altogether. Any of these events could have a material adverse effect on its business, results of operations and financial condition.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed-2 Preferred Stock	2,483,357	2,483,357	Yes ⌄
Series Seed-3 Preferred Stock	385,475	385,475	Yes ⌄
Series Seed-4 Preferred Stock	573,400	573,400	Yes ⌄
Series Seed-5 Preferred Stock	265,016	265,016	Yes ⌄
Series Seed-6 Preferred Stock	357,771	357,771	Yes ⌄
Series A-3 Preferred Stock	119,820	119,820	Yes ⌄
Common Stock	32,076,021	11,127,631	Yes ⌄
Series Seed-1 Preferred Stock	5,103,277	5,038,430	Yes ⌄
Series A-1 Preferred Stock	4,308,720	3,074,989	Yes ⌄
Series A-2 Preferred Stock	571,143	488,825	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	64,847
Options:	3,086,554

24. Describe the material terms of any indebtedness of the issuer:

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
5/2021	Section 4(a)(2)	SAFE	$50,000	General operations
6/2021	Section 4(a)(2)	SAFE	$150,000	General

[illegible]	Section 4(a)(2)	SAFE	[illegible]	General operations
9/2021	Section 4(a)(2)	SAFE	$1,001,118	General operations
1/2022	Regulation D, Rule 506(c)	Preferred stock	$9,846,307	General operations
2/2022	Regulation Crowdfunding	Priced Round	$4,999,990	General operations
4/2022	Regulation D, Rule 506(b)	Priced Round	$10,118,790	General operations
6/2022	Regulation D, Rule 506(b)	Priced Round	$7,149,956	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our intention is to impact the lives of 1B people, globally.
When we conducted our first crowdfunding in 2022, we said that within the next 5 years, we're going to be talking about the metabolic-health crisis in the same way that we currently talk about the opioid epidemic and cancer. Since then, and thanks in great part to Levels, metabolic health has already become a household term. The Metabolic-health crisis is the single biggest health crisis in the world, and our mission remains the same: we want to solve it.
Your health, measured in real time.
Levels shows you how food impacts your body. Through data and insights we help you tailor your nutrition, sleep, and exercise to hit your health goals.
The Levels app pairs with market-leading continuous glucose monitors to help our users gain insight into their biometric data, so that they can optimize their metabolic health.

Milestones

Levels Health Inc was incorporated in the State of Delaware in June 2019. We previously raised a community fund round in February 2022 where we presented our audited financials for the year ended December 31, 2020 and the period ending December 31, 2019.
Since our last update, we have gained significant traction as follows:
📈 Financial Traction
- Achieved 143% compounding annual revenue growth, 1,327% total from 2020 - 2023. Revenue exceeded $21m in 2023.
- Improved operating margin by 40% from 2022 to 2023, and 60% improvement since 2020
- Maintained over 2 years of financial runway and $15.8m in cash on hand as of December 31, 2023
📣 Metabolic Health Traction
- Helped over 60k customers improve their metabolic health
- Collected 700m glucose data points, equivalent to over 11,000 years of continuous glucose data paired with over 7m food logs
- Gained 10m views on our Youtube videos and over 1.5m plays of our podcast
- Reached 2.1m annual visitors on our blog, 3.6m on our site, and 170k instagram followers
💰 Funding Traction
- Raised $46m in equity capital to date, backed by leading VC firms including a16z, Trust, and Shrug + our broad network of Crowdfunded investors
The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.



Historical Results of Operations

Revenues. For the year ended December 31, 2023, the Company had revenues of $21,270,015, an increase of 57.3% from 2022 when the company had revenues of $13,525,976. Revenue has increased at a compounding annual rate of 142% (1,310% in total) since we last reported the results for the year ended December 31, 2020 when revenue was $1,490,969.
Gross profit and gross margin. Our Gross profit increased by 96.8% from $2,776,527 in 2022 to $5,072,702 in 2023. **Gross margin was 23.8% in fiscal year 2023, compared to 20.5% in 2022 - an improvement of 16.2%.
Operating loss and operating margin. Our operating loss for the year ended December 31, 2023 was $11,664,082, an improvement of 6.3% from a loss of $12,416,319 in 2022. The operating margin improved by 40.3% from a loss of 91.8% in 2022 to a loss of 54.8% in 2023.
Net Loss. The Company has had net losses of $12,145,980 and net losses of $12,795,343 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.
Assets. As of December 31, 2023, the Company had total assets of $16,955,211, including $15,777,841 in cash. As of December 31, 2022, the Company had $28,998,457 in total assets, including $27,603,271 in cash.
Liabilities. The Company's liabilities totaled $4,087,064 for the fiscal year ended December 31, 2023 and $4,705,836 for the fiscal year ended December 31, 2022.
Related Party Transaction
Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed primarily through preferred shares and convertible notes having raised with $46,190,501 in total from these instruments.
After the conclusion of this Offering, should we hit our minimum funding target, our projected runway based on our current rate of burn is 23 months from April 30, 2024.
We plan to use the proceeds as set forth in this Form C under "Use of Funds". We aren't seeking any additional sources of capital in the immediate future.
We may require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Levels Health Inc cash on hand is $15.8m, as of December 2023.
Over the last three months of 2023, revenues have averaged $1.9m/month, cost of goods sold has averaged $1.3m/month, and operational expenses have averaged $1.1m/month, for an average operating loss of $0.5m per month.
We expect to increase investment slightly from these levels, and monthly operating loss to increase to $0.6m as we enter 2024 with revenue holding at $1.9m for the first 3 - 6 months of the year. Our objective is to reach profitability within the next 2 years, which is within reach with our current runway. We are currently loss making and there is no guarantee we will be able to achieve this result.
There haven't been any material changes in our financial position, revenue or burn rate over the past 3 months.
All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Samuel Corcos, certify that:

(1) the financial statements of Levels Health Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Levels Health Inc included in this Form reflects accurately the information reported on the tax return for Levels Health Inc filed for the most recently completed fiscal year.

Samuel Corcos
CEO, Levels

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Board of Directors of the Company as the Proxy. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Board of Directors of the Company (the "Proxy"). The Proxy is irrevocable unless and until a Replacement takes the place of the Board of Directors of the Company as the Proxy, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Board of Directors of the Company or the Replacement will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The identity of the Replacement will be disclosed to investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the Replacement.

The Board of Directors of the Company will not receive any compensation for his or her services to the SPV as the Proxy.

Although the Board of Directors of the Company may act in multiple roles with respect to the Company's offerings, the Board of Directors of the Company's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Board of Directors of the Company interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Board of Directors of the Company's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Board of Directors of the Company, provided that if the Board of Directors of the Company is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://levels.link/invest/

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Josh Clemente
    Lawrence Gunn
    Samuel Corcos
    Zac Henderson

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement

    Levels Health Reg CF SPA

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

Josh Clemente

Lawrence Gunn

Samuel Corcos

Zac Henderson

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Levels Health Inc

By

Sam Corcos

Co-founder, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sam Corcos

Co-founder, CEO
3/22/2024

Sam Corcos

Co-founder, CEO
3/24/2024

Joshua F. Clemente

Co-founder, President
3/24/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.